UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

GreenSky, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

39572G100
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name Of Reporting Persons Jeffrey Gold
2	Check The Appropriate Box If A Member Of A Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power
23,488,315
	6	Shared Voting Power
0
	7	Sole Dispositive Power
85,740
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned By Each Reporting Person 23,488,315
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
11	Percent Of Class Represented By Amount In Row 9 20.4%
12	Type Of Reporting Person (See Instructions) IN

Item 1 (a).	Name of Issuer:

GreenSky, Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

5565 Glenridge Connector, Suite 700

Atlanta, Georgia 30342

Item 2 (a).	Name of Person Filing:

Jeffrey Gold

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

c/o GreenSky, Inc.

5565 Glenridge Connector, Suite 700

Atlanta, Georgia 30342

Item 2 (c).	Citizenship:

United States

Item 2 (d).	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share

Item 2 (e).	CUSIP Number:

39572G100

Item 3.	Not applicable

Item 4.	Ownership

This statement on Schedule 13G/A relates to the Reporting Person’s beneficial ownership interests in the Class A common stock, $0.01 par value per share, of the Issuer (the “Class A Common Stock”) based on his beneficial ownership of (i) common membership interests (“Holdco Units”) in Greensky Holdings, LLC, an affiliate of the Issuer (“GS Holdings”), which are exchangeable (wih automatic cancellation of an equal number of shares of Class B Common Stock of the Issuer) on a one-for-one basis (subject to adjustment) for Class A Common Stock or cash (based on the market price of shares of Class A Common Stock), at the Issuer’s option, and (ii) shares of Class A Common Stock.

(a) Amount beneficially owned: 23,488,315

The shares reported represent (i) 22,063,630 shares of Class A Common Stock of the Issuer held by RS 2018 NV Trust (“RS Trust”) (ii) 1,105,220 shares of Class A Common Stock of the Issuer held by Robert Sheft Dynasty Trust (“Dynasty Trust”), (iii) 85,740 shares of Class A Common Stock held directly by Jeffrey Gold, (iv) 24,990 shares of Class A Common Stock underlying restricted stock awards, over which Jeffrey Gold holds sole voting power and no dispositive power prior to vesting, and (v) 208,735 shares of Class A Common Stock issuable upon exchange of Holdco Units, which are held directly by Jeffrey Gold. The trustee of the RS Trust and the Dynasty Trust is RS Management Advisors, LLC (“RS”). Pursuant to the Operating Agreement of RS, Jeffrey Gold has full, sole and exclusive voting power with respect to all ownership interests of RS in the Issuer.

(b) Percent of class: 20.4%

The percentage is calculated using 114,706,584 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2021 based on information provided by the Issuer plus 208,735 shares of Class A Common Stock issuable upon exchange of Holdco Units beneficially owned by Jeffrey Gold (with automatic cancellation of an equal number of shares of Class B Common Stock of the Issuer). The percentage assumes the exchange of all Holdco Units held by Jeffrey Gold into shares of Class A Common Stock, in accordance with Rule 13d-3 of the Act.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:	23,488,315
(ii)	Shared power to vote or direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	85,740
(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

JEFFREY GOLD

/s/ Jeffrey Gold